SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No.  3)

WCA Waste Corporation

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

92926K103

 (CUSIP Number)

Joseph E. LoConti, 6140 Parkland Boulevard, Suite 300, Mayfield Heights, OH 44124 (440) 995-5600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

____________
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92926K103	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Joseph E. LoConti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,526,093
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,526,093
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,526,093
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.61%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92926K103	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel J. Clark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
588,827
	8	SHARED VOTING POWER
777,778 (1)
	9	SOLE DISPOSITIVE POWER
588,827
	10	SHARED DISPOSITIVE POWER
777,778 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,366,605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.56%
14	TYPE OF REPORTING PERSON (see instructions) IN

 (1)   Mr. Clark may be deemed the beneficial owner of up to 777,778 Shares that may be issued to Live Earth Funding LLC, an entity which Mr. Clark has an ownership interest and voting discretion, upon satisfaction of certain earn-out conditions set forth in the Agreement (defined below).

CUSIP No. 92926K103	Page 4 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gregory J. Skoda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
892,924 (2)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
892,924 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,924
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.29%
14	TYPE OF REPORTING PERSON (see instructions) IN

(2) Mr. Skoda may be deemed the beneficial owner of the 115,146 Shares owned by the Patricia A. Skoda Revocable Trust and may be deemed the beneficial owner of up to 777,778 Shares that may be issued to Live Earth Funding LLC, an entity which Mr. Skoda, as trustee of the Gregory J. Skoda Revocable Trust, has an ownership interest and voting discretion, upon satisfaction of certain earn-out conditions set forth in the Agreement (defined below).

CUSIP No. 92926K103	Page 5 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
892,924 (3)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
892,924 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,924
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.29%
14	TYPE OF REPORTING PERSON (see instructions) IN

 (3) The Patricia A. Skoda Revocable Trust may be deemed the beneficial owner of up to 777,778 Shares that may be issued to Live Earth Funding LLC, an entity which Mr. Skoda, Mrs. Skoda’s husband, has an ownership interest and voting discretion, upon satisfaction of certain earn-out conditions set forth in the Agreement (defined below).

CUSIP No. 92926K103	Page 6 of 9

This Amendment No. 3 to Schedule 13D is filed by Joseph E. LoConti, Daniel J. Clark, Gregory J. Skoda and the Patricia A. Skoda Revocable Trust dated June 5, 2005 relating to shares of common stock, par value $0.01 per share (the “Shares”), of WCA Waste Corporation (the “Issuer”) and amends and restates the following Items of the Schedule 13D filed by such persons on October 30, 2009, and amended by Amendment No. 1 to the Schedule 13D filed on December 17, 2009 and Amendment No. 2 to the Schedule 13D filed on January 11, 2010 (as amended, the “Schedule 13D”).

Item 4.       Purpose of the Transaction.

Each Reporting Person has acquired the Shares for investment purposes.  Each Reporting Person expects to continuously review his or its investment in the Issuer and, depending on various factors, including but not limited to, the price of the Shares, the terms and conditions of any transaction, prevailing market conditions and such other considerations as they each deem relevant, each Reporting Person may at any time or from time to time, and subject to any required regulatory approvals, acquire additional Shares, preferred stock or securities convertible into or exercisable or exchangeable for Shares from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable for Shares.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of some or all of his or its Shares or such other Issuer securities he or it owns or may subsequently acquire, depending on various factors, including, but not limited to, the price of Shares, the terms and conditions of any transaction and prevailing market conditions, as well as liquidity and diversification objectives.

Consistent with each of his or its investment intent, each Reporting Persons may have discussed and intends to continue to discuss with Issuer’s management, directors and other shareholders, the Issuer’s financial performance, strategic direction, business prospects and management, as well as various means of maximizing shareholder value.  To further the goals of improving the performance of the Issuer and enhancing the value of the investment, discussions with the Issuer may include an active acquisition program of other companies to be undertaken by the Issuer.

On October 25, 2009, Messrs. LoConti, Clark and Skoda entered into a letter agreement with the Issuer with respect to their desire to enter into the transaction described in Item 5(c) below pursuant to which they, as a group, could become the “owners” (as that term is defined in Section 203 of the Delaware General Corporation Law (the “DGCL”)) of more than 15% of the Issuer’s outstanding Shares.  Pursuant to this letter agreement, the Issuer confirmed that its Board of Directors approved the transaction reported in Item 5(c) below solely for the purposes of Section 203(a)(1) of the DGCL, in order to provide that the restrictions on “business combinations” as defined in Section 203 of the DGCL shall not apply to the Issuer and the Reporting Persons as a result of the transaction described in Item 5(c) below, and the Reporting Persons agreed not to pursue such transaction without the further approval of the Issuer’s Board of Directors.

On October 29, 2009, the Issuer announced the execution of a non-binding letter of intent with respect to a proposed acquisition of the operations of Live Earth LLC, an Ohio limited liability company (“Live Earth”).  Messrs. LoConti, Clark, and Skoda (through his own trust) and the Trust are non-managing members of Live Earth.

On December 9, 2009, the Issuer, WCA of Massachusetts, LLC, a Delaware limited liability company (“WCA Massachusetts”), WCA of Ohio, LLC, a Delaware limited liability company (“WCA Ohio” and, together with WCA Massachusetts and the Company, the “WCA Parties”) entered into an Equity Interest and Asset Purchase Agreement (the “Agreement”) with Live Earth, Champion City Recovery, LLC, a Massachusetts limited liability company (“CC”), Boxer Realty Redevelopment, LLC, a Massachusetts limited liability company (“BR”), Sunny Farms Landfill LLC, an Ohio limited liability company (“SF”) and New Amsterdam & Seneca Railroad Company, LLC, an Ohio limited liability company (“NA” and, together with CC, BR and SF, the “Live Earth Companies”) on the other hand (Live Earth, together with the Live Earth Companies, the “Live Earth Parties”).  Pursuant to the Agreement, the WCA Parties acquired all of the outstanding equity interests of the Live Earth Companies and

CUSIP No. 92926K103	Page 7 of 9

certain assets and related liabilities held by Live Earth that relate to the Live Earth Companies, including certain landfill, transfer station and rail haul operation (the “Acquisition”).

The Agreement provided for the Issuer to pay, as acquisition consideration, $2,000,000 in cash (plus additional amounts for working capital), the repayment of  approximately $16,750,000 of indebtedness of the Live Earth Parties, the issuance of up to 5,555,556 Shares, which included 3,555,556 Shares to be issued at closing and up to 2,000,000 Shares that may be issued pursuant to certain earn-out provisions set forth in the Agreement.  The closing of the Acquisition occurred on December 31, 2009 and also on such date, Live Earth delivered an aggregate of 555,554 Shares to its lenders and other creditors in satisfaction of certain obligations and delivered the right to receive the up to 2,000,000 earn-out Shares to its lenders in full satisfaction of indebtedness, including the right to receive 777,778 of such earn-out Shares to Live Earth Funding LLC, of which Mr. Clark and a trust of which Mr. Skoda is trustee are each 50% members and co-managing members.

Live Earth retained 3,000,002 of the Shares issued at closing, of which 1,111,111 are subject to forfeiture to the Issuer to satisfy certain indemnification obligations of the Live Earth Parties.   Messrs. LoConti, Clark and Skoda and the Trust are each non-managing and collectively are non-controlling members of Live Earth and may in the future receive such Shares as a distribution from Live Earth with respect to such membership interests.  These Shares are subject to the conditions set forth in the Agreement, and any interests the Reporting Persons may have in such Shares in the future are subject to distribution determinations and membership allocations.

The Issuer will issue the 777,778 earn-out Shares issuable to Live Earth Funding LLC if, on or before December 31, 2012, the business operated using the Live Earth Companies and certain transferred assets (the “Live Earth Business”) achieves $6.25 million EBITDA for any four consecutive fiscal quarters.   Messrs. Clark and Skoda (as trustee of the Gregory J. Skoda Revocable Trust) and the Trust may become beneficial owners of the up to 777,778 Shares that may be issued pursuant to the earn-out provisions due to Mr. Clark’s and Mr. Skoda’s trust’s ownership interests in Live Earth Funding LLC.  These amounts are subject to the conditions set forth in the Agreement, and any interests the Reporting Persons may have in such Shares in the future are subject to distribution determinations and membership allocations.

A copy of the Equity Interest and Asset Purchase Agreement is filed as Exhibit 7.3 hereto and is incorporated by reference into this Item 4.

Effective January 15, 2010, the Issuer appointed Daniel J. Clark to its Board of Directors to fill the vacancy created by the resignation of Ballard O. Castleman effective December 31, 2009.

Except as indicated herein, none of the Reporting Persons have any plan or proposal that relates to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to modify their plans and proposals described in this Item 4 and, as disclosed above, to acquire additional Shares or dispose of Shares from time to time depending on market conditions.  Further, subject to applicable laws and regulations, the Reporting Persons may formulate plans and proposals that may result in the occurrence of an event set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Ohio law requires that the ownership of the landfill transferred as part of the acquisition be approved by the Ohio Environmental Protection Agency. Because the Ohio approval was not received prior to the closing date, Ohio law requires that the Agreement expressly state that the transactions contemplated by the Agreement are subject to the approval of the Director of the Ohio EPA and contain specific provisions negating such sale in the event that the required Ohio approval is ultimately denied by the Director of the Ohio EPA. In that event, the parties would be required to unwind the transaction.  If the WCA Parties do not receive the approval to own and operate the landfill, all Shares and rights to earn-out Shares issued at closing will be returned to the Issuer.

CUSIP No. 92926K103	Page 8 of 9

On December 9, 2009, Mr. LoConti, Mr. Clark, Mr. Skoda and the Trust entered into a Voting Agreement with the Issuer, pursuant to which each agreed to vote its Shares and not to revoke its consent with respect to its membership interests in Live Earth in favor of the Acquisition.

On January 15, 2010, Mr. LoConti, Mr. Clark, the Gregory J. Skoda Revocable Trust and the Trust (collectively, the “Stockholders”) entered into a Stockholders’ Agreement with the Issuer.

The Stockholders’ Agreement provides that, unless approved by a majority of the members of the Board of Directors of the Issuer, the Stockholders will not, subject to certain exclusions, acquire more than 30% of any class of the Issuer’s voting securities (the “Maximum Ownership Limitation”) or sell or transfer Shares representing more than 10% of the Shares in any single transaction or series of related transactions to any person or entity.  In addition, the Stockholders have agreed to vote their Shares at all meetings of the Issuer’s stockholders and shall vote such Shares in a manner recommended by the majority of the members of the Issuer’s Board of Directors.

The obligations of the Stockholders under the Stockholders’ Agreement, other than the Maximum Ownership Limitation, terminate in the event that either Tom Fatjo, Jr., the Chief Executive Officer of the Issuer, or Jerome M. Kruszka, the President of the Issuer, are no longer serving in such capacities, respectively.  In addition, the Stockholders’ Agreement will terminate on the earlier of (i) January 15, 2015 or (ii) the 180th day after the date on which the Stockholders collectively own voting securities representing less than 5% of the outstanding voting power represented by all of the Issuer’s voting securities then outstanding.

A copy of the Stockholders Agreement is filed as Exhibit 7.5 hereto and is incorporated by reference into this Item 6.

Item 7.       Materials to be Filed as Exhibits.

7.1*
Option Agreement by and among Joseph E. LoConti, Daniel J. Clark and Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust dated June 5, 2005  and William P. & Heather H. Esping Children’s Trust, JBJ Lending Company, JEK Sep/Property, LP and Eminence Interests, LP

7.2*	Joint Filing Agreement
7.3*
Equity Interest and Asset Purchase Agreement dated December 9, 2009 by and among the Issuer, WCA of Massachusetts, LLC and WCA of Ohio, LLC on the one hand, and Live Earth, Champion City Recovery, LLC, Boxer Realty Redevelopment, LLC, Sunny Farms Landfill, LLC, and New Amsterdam & Seneca Railroad Company, LLC on the other hand (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on December 15, 2009)

7.4*
Voting Agreement, dated December 9, 2009, by and among Joseph E. LoConti, Daniel J. Clark, Gregory J. Skoda and Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust dated June 5, 2005  and the Issuer

7.5
Stockholders Agreement, dated January 15, 2010, by and among Joseph E. LoConti, Daniel J. Clark, Gregory J. Skoda and Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust dated June 5, 2005  and the Issuer (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on January 15, 2010)

  * Previously filed.

CUSIP No. 92926K103	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 20, 2010

/s/ Joseph E. LoConti
Joseph E. LoConti

/s/ Daniel J. Clark
Daniel J. Clark

/s/ Gregory J. Skoda
Gregory J. Skoda

/s/ Patricia A. Skoda
Patricia A. Skoda as Trustee of the
Patricia A. Skoda Revocable Trust
dated June 5, 2005